Ecopetrol submits a non-binding offer to acquire 51.4% of ISA's outstanding shares

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that it has submitted a non-binding offer to acquire the shares owned by the Republic of Colombia through the Ministry of Finance and Public Credit in Interconexión Eléctrica S.A. E.S.P - ISA – equivalent to 51.4% of the outstanding shares.

The transaction would be funded through a combination of newly issued equity and debt, available cash at hand and other available financing schemes – including future divestment of non-strategic assets. The Republic of Colombia will maintain at least 80% ownership in Ecopetrol upon the completion of the equity offering.

The transaction would be fulfilled by entering into an inter-administrative agreement between Ecopetrol and the Ministry of Finance and Public Credit, in observation of article 20 of Act 226/1995. According to the provisions of Decree 2555 of 2010, it is not necessary to make a Public Tender Offer (OPA – from its original Spanish language initials) to ISA shareholders, since the Republic of Colombia would remain as the ultimate beneficiary of ISA and maintains ultimate control of the shares.

Should an agreement be reached between the parties (Ministry of Finance and Public Credit and Ecopetrol), the closing of this transaction will be subject to the completion of a detailed due diligence, as well as the completion of the new equity offering by Ecopetrol once the required authorizations have been obtained.

Ecopetrol has been advised by Bancolombia and HSBC on the structuring and execution of this transaction proposal.

Bogotá D.C., January the 27th, 2021

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Ecopetrol is Colombia’s largest firm and is an integrated oil company that is among the 50 largest in the world and the four largest in Latin America. In addition to Colombia, where it generates over 60% of the country’s production, it is active in exploration and production in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol operates the largest refinery in Colombia, most of the country’s oil-pipeline and polyduct network, and is significantly increasing its share of bio-fuels. This press release contains statements relating to business prospects, estimates of operating and financial results, and Ecopetrol’s growth prospects. All are projections, and therefore are based solely on management’s expectations of the company’s future and its continuous access to capital to finance its sales plan. Achieving these estimates in the future depends on its performance under given market conditions, regulations, competition, the performance of the Colombian economy and industry, and other factors; therefore, they are subject to change without prior notice.

For further information, contact:

Capital Markets Manager

Juan Pablo Crane

Telephone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co